UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Beachbody Company, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

34619R102

(CUSIP Number)

Carl Daikeler

c/o The Beachbody Company, Inc.

400 Continental Blvd., Suite 400

El Segundo, CA 90245

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

Telephone: (213) 891-7421

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34619R102

1.	Name of Reporting Person: Carl Daikeler
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 136,766,268 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 136,766,268 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 136,766,268 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 1.8% of the Class A Common Stock and 94.6% of the Class X Common Stock (2)
14.	Type of Reporting Person: IN

(1)

Represents 133,649,614 shares of Class X Common Stock, 2,864,679 shares of Class A Common Stock, and 251,975 stock options to acquire shares of Class A Common Stock that vest within 60 days of the date hereof. Each share of Class X Common Stock entitles the holder to 10 votes per share. Each share of Class X Common Stock will be converted to one share of Class A Common Stock Pursuant to the Issuer’s charter, upon the earlier of (a) the date Mr. Daikeler is no longer providing services to the Company as a senior executive officer or director of the Company or (b) the date on which the holders of Class X Common Stock as of the Closing Date have sold 75% of their shares (other than pursuant to certain permitted transfers).

(2)

Class A Common Stock percentage is based on 169,506,288 outstanding shares of Class A Common Stock on May 5, 2022, and the Class X Common Stock percentage is based on 141,250,310 outstanding shares of Class X Common Stock on May 5, 2022, each as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on May 9, 2022. The Reporting Person’s voting power is 84.7%.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the SEC on July 8, 2021 (the “Schedule 13D”) to reflect the acquisition of shares of Class A Common Stock. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented by the following:

Carl Daikeler (the “Reporting Person”) effected the purchase of an aggregate of 2,864,679 shares of Class A Common Stock for an aggregate purchase price of $5,003,268, during the period commencing on May 17, 2022 through June 1, 2022, as follows:

•	On May 17, 2022, the Reporting Person purchased an aggregate of 127,470 shares of Class A Common Stock at a weighted average price per share of $1.1165 (with prices ranging from $1.10 to $1.15);

•	On May 18, 2022, the Reporting Person purchased an aggregate of 257,209 shares of Class A Common Stock at a weighted average price per share of $1.1818 (with prices ranging from $1.115 to $1.215);

•	On May 19, 2022, the Reporting Person purchased an aggregate of 102,000 shares of Class A Common Stock at a weighted average price per share of $1.2711 (with prices ranging from $1.19 to $1.315);

•	On May 20, 2022, the Reporting Person purchased an aggregate of 184,613 shares of Class A Common Stock at a weighted average price per share of $1.4373 (with prices ranging from $1.35 to $1.635);

•	On May 23, 2022, the Reporting Person purchased an aggregate of 308,036 shares of Class A Common Stock at a weighted average price per share of $1.602 (with prices ranging from $1.56 to $1.64);

•	On May 24, 2022, the Reporting Person purchased an aggregate of 326,325 shares of Class A Common Stock at a weighted average price per share of $1.5686 (with prices ranging from $1.47 to $1.60);

•	On May 25, 2022, the Reporting Person purchased an aggregate of 324,061 shares of Class A Common Stock at a weighted average price per share of $1.6933 (with prices ranging from $1.62 to $1.7750);

•	On May 26, 2022, the Reporting Person purchased an aggregate of 320,321 shares of Class A Common Stock at a weighted average price per share of $1.9416 (with prices ranging from $1.77 to $2.05);

•	On May 27, 2022, the Reporting Person purchased an aggregate of 325,844 shares of Class A Common Stock at a weighted average price per share of $2.1131 (with prices ranging from $2.01 to $2.19);

•

On May 31, 2022, the Reporting Person purchased an aggregate of 363,800 shares of Class A Common Stock at a weighted average price per share of $2.21746 (with prices ranging from $2.085 to $2.325); and

•	On June 1, 2022, the Reporting Person purchased an aggregate of 225,000 shares of Class A Common Stock at a weighted average price per share of $2.18101 (with prices ranging from $2.095 to $2.27)

The Reporting Person used borrowed funds under his existing margin line of credit with Fidelity Investments, National Financial Services LLC to fund the purchases of the above-referenced shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The Reporting Person beneficially owns 3,116,654 shares of Class A Common Stock (which includes 251,975 stock options to purchase shares of Class A Common Stock that vest within 60 days of the date hereof), or approximately 1.8% of the outstanding Class A Common Stock, and owns 133,649,614 shares of Class X Common Stock, or approximately 94.6% of the outstanding Class X Common Stock. These percentages are based on 169,506,288 outstanding shares of Class A Common Stock on May 5, 2022, and 141,250,310 outstanding shares of Class X Common Stock on May 5, 2022, each as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2022. The Reporting Person’s voting power is 84.7%.

(b) The Reporting Person has the sole power to vote and dispose of the shares of Class A Common Stock and Class X Common Stock reported herein.

(c) Other than as set forth in Item 3 above, the Reporting Person has not engaged in any transaction with respect to the Class A Common Stock or Class X Common Stock during the sixty days prior to the date of filing of this Amendment No. 1.

(d) Not applicable.

(e) Not applicable.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2022	Carl Daikeler

/s/ Carl Daikeler

Signature Page to Schedule 13D